SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

Amendment No. 1 to
FORM 40-F

[X]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or

[ ]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number

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Yamana Gold Inc.
(Exact name of registrant as specified in its charter)

Canada (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

150 York Street, Suite 1902
Toronto, Ontario M5H 3S5
(416) 815-0220
(Address and telephone number of registrant’s principal executive offices)

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Copies to:

Martin Pomerance
Dorsey & Whitney LLP
250 Park Avenue
New York, New York 10177, USA
(212) 415 9200
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)	Gil I. Cornblum, Esq. Dorsey & Whitney LLP BCE Place 161 Bay Street, Suite 4310 Toronto, Ontario M5J 2S1, Canada (416) 367-7373	Mark T. Bennett, Esq. Cassels, Brock & Blackwell LLP Scotia Plaza, Suite 2100 40 King Street West Toronto, Ontario M5H 3C2, Canada (416) 869-5407

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class: Common Shares, No par value	Name of Each Exchange On Which Registered: None

Securities registered pursuant to Section 12(g) of the Act:    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None

For annual reports, indicate by check mark the information filed with this form:

[ ] Annual Information Form	[ ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.    N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
     [  ]  Yes            [X]  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.      [  ]  Yes            [X]  No

EXPLANATORY NOTE

        The Registrant is filing this Amendment No. 1 to its registration statement on Form 40-F for the sole purpose of filing Exhibit No. 1 hereto, an updated consent of the Registrant's auditor.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized

YAMANA GOLD INC. /s/ Charles Main Charles Main Chief Financial Officer

Date:  November 24, 2003

EXHIBIT INDEX

        The following exhibits have been filed as part of the Registration Statement:

Exhibit	Description

99.1	Consent of Deloitte & Touche LLP